                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)<F*>


                                   Calgene, Inc.
------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Common Stock, $.001 par value
------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                  129598 10 8
          ----------------------------------------------------------
                                 (CUSIP Number)

  Karl R. Barnickol, 800 N. Lindbergh Boulevard, St. Louis, Missouri 63167,
                                  (314) 694-1000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                November 12, 1996
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.   129598 10 8
         ------------------

1.             NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
               ABOVE PERSONS

               Monsanto Company:  43-0420020

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                       (b) [ ]
               n/a

3.             SEC USE ONLY


4.             SOURCE OF FUNDS

               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

               n/a

6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


               7.        SOLE VOTING POWER

 NUMBER OF               36,396,114
  SHARES
BENEFICIALLY   8.        SHARED VOTING POWER
   OWNED
  BY EACH                n/a
 REPORTING
  PERSON       9.        SOLE DISPOSITIVE POWER
   WITH
                         36,396,114

               10.       SHARED DISPOSITIVE POWER

                         n/a

11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               36,396,114

12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES[ ]

               n/a

13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               54.5549%

14.            TYPE OF REPORTING PERSON

               CO

This Amendment No. 3 amends Items 3, 4, 5 and 6 of the Schedule 13D filed by the Company on April 10, 1996, as previously amended by Amendment No. 1 filed on June 5, 1996 and Amendment No. 2 filed on August 8, 1996, to reflect the purchase (the "Purchase") by the Company on November 12, 1996 of an additional 6,250,000 shares of the Issuer's common stock at a price of $8.00 per share, for an aggregate purchase price of $50,000,000, pursuant to the terms of that certain Stock Purchase Agreement dated as of September 27, 1996 between the Company and the Issuer. As a result of the Purchase, the Company's equity ownership interest in the Issuer increased from approximately 49.9% to approximately 54.5549%. As a condition precedent to the Purchase, the Company and the Issuer entered into that certain Amended and Restated Stockholders Agreement dated as of November 12, 1996 (the "Restated Stockholders Agreement"). Pursuant to the terms of the Restated Stockholders Agreement, there has been a shift in the composition of the Issuer's nine-person board of directors such that the board of directors is now composed of four independent directors (three designated by the Issuer (collectively, the "Issuer Directors") and one designated by the Company), the chief executive officer of the Issuer designated by the Issuer Directors and four designees of the Company.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

Item 3 is hereby amended by adding the following subheading and paragraph to the end of Item 3:

           "Additional Purchase of 6,250,000 Shares for an Aggregate
               Purchase Price of $50,000,000 on November 12, 1996
               --------------------------------------------------

      On November 12, 1996, the Company purchased an additional 6,250,000 shares of the Issuer's common stock at a price of $8.00 per share, resulting in an aggregate purchase price of $50,000,000 (the "Purchase Price"). The Company obtained the funds to pay the Purchase Price by drawing upon the available general working capital of the Company."

Item 4. Purpose of Transaction.
-------------------------------

Item 4 is hereby amended by adding the following subheading and paragraphs at the end of Item 4:

           "Additional Purchase of 6,250,000 Shares for an Aggregate
               Purchase Price of $50,000,000 on November 12, 1996
               --------------------------------------------------

      On November 12, 1996, the Company purchased an additional 6,250,000 shares of the Issuer's common stock at a price of $8.00 per share, resulting in an aggregate purchase price of $50,000,000. The Company acquired such additional shares of the Issuer's common stock for investment purposes.

      The Issuer required significant additional funds to pay down debt, fund its tomato operations, support the market introduction of new cotton products and finance continued oils research and development. The Company purchased the additional shares to provide the Issuer with the necessary funds to implement these strategic plans."

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof in their entirety and inserting the following in lieu thereof:

(a) As determined in accordance with Rule 13d-3, the Company is the beneficial owner of 36,396,114 shares of the common stock of the Issuer, representing approximately 54.5549% of the total issued and outstanding common stock of the Issuer.

(b) As determined in accordance with Rule 13d-3, the Company has sole voting power and sole dispositive power with respect to 36,396,114 shares of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

Item 6 is hereby amended by adding the following subheadings and paragraphs to the end of Item 6:

"Agreements Relating to Additional Purchase of 6,250,000 Shares for an Aggregate
               Purchase Price of $50,000,000 on November 12, 1996
               --------------------------------------------------

                            Stock Purchase Agreement
                            ------------------------

      On September 27, 1996, the Company and the Issuer entered into a Stock Purchase Agreement, a copy of which has been attached hereto as Exhibit 1,
                                                                ---------
whereby the Company agreed, subject to certain conditions precedent, to purchase (the "Purchase") 6,250,000 shares of the Issuer's common stock at a price of $8.00 per share. As a result of the Purchase (which occurred on November 12, 1996), the Company's equity ownership interest in the Issuer increased from approximately 49.9% to approximately 54.6%. Two of the conditions precedent to the Purchase were (i) the execution of the Amended and Restated Stockholders Agreement (which is further described immediately below) by the Company and the Issuer and (ii) the execution and delivery of the Certificate of Amendment of Restated Certificate of Incorporation of Calgene, Inc. (which is further described below) by the Issuer.

                  Amended and Restated Stockholders Agreement
                  -------------------------------------------

      As a condition precedent to the Purchase, the Company and the Issuer entered into that certain Amended and Restated Stockholders Agreement dated as of November 12, 1996 (the "Restated Stockholders Agreement"), a copy of which has been attached hereto as Exhibit 2. The Restated Stockholders Agreement
                            ---------
amended and restated that certain Stockholders Agreement dated as of March 31, 1996 by and between the Company and the Issuer (the "Original Stockholders Agreement"). Pursuant to the terms of the Restated Stockholders Agreement, among other things, there has been a shift in the composition of the Issuer's nine-person board of directors such that the board of directors is now composed of four independent directors (three designated by the Issuer (collectively, the "Issuer Directors") and one designated by the Company), the chief executive officer of the Issuer designated by the Issuer Directors and four designees of the Company. In addition, the Amended and Restated Stockholders Agreement changed other sections of the Original Stockholders Agreement in order to reflect the fact that the Company now owns approximately 54.5549%, as opposed to 49.9%, of the Issuer.

             Certificate of Amendment of Restated Certificate of
              ---------------------------------------------------
                         Incorporation of Calgene, Inc.
                         ------------------------------

      As a condition precedent to the Purchase, the Issuer executed and filed that certain Amendment of Restated Certificate of Incorporation of Calgene, Inc. dated as of November 12, 1996 (the "Charter Amendment"), a copy of which has been attached hereto as Exhibit 3. The amendments contained in the Charter
                        ---------
Amendment (i) reflect the amendments to the Stockholders Agreement contained in the Amended and Restated Stockholders Agreement, as described above, and (ii) increase the authorized shares of the Issuer from 80,000,000 shares to 100,000,000 shares."

Item 7. Material to be Filed as Exhibits.
-----------------------------------------

      1. Stock Purchase Agreement dated as of September 27, 1996 between Monsanto Company and Calgene, Inc.

      2. Amended and Restated Stockholders Agreement dated as of November 12, 1996 by and between Calgene, Inc. (formerly known as Calgene II, Inc.) and Monsanto Company

      3. Certificate of Amendment of Restated Certificate of Incorporation of Calgene, Inc. dated as of November 12, 1996


                       Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 15, 1996                 MONSANTO COMPANY, a Delaware
                                        corporation


                                        By:      /s/ Karl R. Barnickol
                                           -----------------------------------

                                        Name:        Karl R. Barnickol
                                             ---------------------------------

                                        Title:       Assistant Secretary
                                              --------------------------------

                                 EXHIBIT INDEX

Exhibit               Description
-------               -----------
  1.       Stock Purchase Agreement dated as of September 27, 1996 between Monsanto
           Company and Calgene, Inc.

  2.       Amended and Restated Stockholders Agreement dated as of November 12, 1996 by and between Calgene, Inc. (formerly known as Calgene II, Inc.) and
           Monsanto Company

  3.       Certificate of Amendment of Restated Certificate of Incorporation of
           Calgene, Inc. dated as of November 12, 1996



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